Exhibit 12

Computation in Support of Ratio of Earnings to Fixed Charges

Ameriprise Financial, Inc.

	Years Ended December 31,
	2011	2010	2009	2008		2007
	(dollars in millions)
Earnings:
Pretax income (loss) attributable to Ameriprise Financial, Inc.	$1,491	$1,455	$904	$(379)		$1,023
Interest and debt expense(1)	320	300	137	114		133
Interest portion of rental expense(2)	32	34	38	28		31
Amortization of capitalized interest	4	4	3	3		1
Undistributed loss from equity investees	41	15	25	26		1
Minority interest in pretax losses	(129)	—	—	(54)		(8)
Minority interest in pretax income of subsidiaries that have incurred fixed charges	23	163	15	—		—
Total earnings (losses) before banking and deposit interest expense and interest credited to fixed accounts(a)	1,782	1,971	1,122	(262)		1,181
Banking and deposit interest expense and interest credited to fixed accounts	904	986	1,069	977		1,104
Total earnings(c)	$2,686	$2,957	$2,191	$715		$2,285

Fixed charges:
Interest and debt expense(1)	$320	$300	$137	$114		$133
Estimated amount of interest in rental expense(2)	32	34	38	28		31
Capitalized interest	5	3	3	8		5
Total fixed charges before banking and deposit interest and interest credited to fixed accounts(b)	357	337	178	150		169
Banking and deposit interest expense and interest credited to fixed accounts	904	986	1,069	977		1,104
Total fixed charges(d)	$1,261	$1,323	$1,247	$1,127		$1,273

Ratio of earnings to fixed charges before banking and deposit interest expense and interest credited to fixed accounts(a/b)	5.0	5.8	6.3	NM	(3)	7.0

Ratio of earnings to fixed charges(c/d)	2.1	2.2	1.8	NM	(3)	1.8

NM: Not Meaningful.

(1)	Interest on non-recourse debt of consolidated investment entities is included in interest and debt expense provided in the table above.
(2)	The estimated amount of interest in rental expense represents one-third of rental expense relating to operating leases.
(3)

Earnings were insufficient to cover fixed charges for the year ended December 31, 2008 by $412 million primarily due to negative market impacts on Results of Operations, including $762 million in pretax impairments on Available-for-Sale securities.